EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 24 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, June 01, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced the reset dividend rate on its Cumulative Class A Preference Shares, Series 24 (the “Series 24 Shares”) (TSX: BN.PR.R) for the five years commencing July 1, 2026 and ending June 30, 2031.

If declared, the fixed quarterly dividends on the Series 24 Shares during the five years commencing July 1, 2026 will be paid at an annual rate of 5.432% ($0.3395 per share per quarter).

Holders of Series 24 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on June 15, 2026, to convert all or part of their Series 24 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 25 (the “Series 25 Shares”), effective June 30, 2026. The quarterly floating rate dividends on the Series 25 Shares will be paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the July 1, 2026 to September 30, 2026 dividend period for the Series 25 Shares will be 1.16525% (4.623% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.2913125 per share, payable on September 30, 2026.

Holders of Series 24 Shares are not required to elect to convert all or any part of their Series 24 Shares into Series 25 Shares.

As provided in the share conditions of the Series 24 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 24 Shares outstanding after June 30, 2026, all remaining Series 24 Shares will be automatically converted into Series 25 Shares on a one-for-one basis effective June 30, 2026; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 25 Shares outstanding after June 30, 2026, no Series 24 Shares will be permitted to be converted into Series 25 Shares. There are currently 10,808,027 Series 24 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 25 Shares effective upon conversion. Listing of the Series 25 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in energy, infrastructure, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com